Exhibit 5.13

[LETTERHEAD OF MCAFEE & TAFT A PROFESSIONAL CORPORATION]

March 16, 2017

Community Health Systems, Inc.

CHS/Community Health Systems, Inc.

4000 Meridian Boulevard

Franklin, Tennessee 37067

Ladies and Gentlemen:

We have acted as Oklahoma counsel to the entities listed on Schedule I (collectively, the “Oklahoma Subsidiary Guarantors”), in connection with the Oklahoma Subsidiary Guarantors’ guarantee of $2,200,000,000 aggregate principal amount of 6.250% Senior Secured Notes due 2023 (collectively, the “Notes”) to be issued by CHS/Community Health Systems, Inc. (the “Company”). The Notes are being issued under an Indenture dated March 16, 2017 (the “Base Indenture”), by and between the Company and Regions Bank, an Alabama banking corporation, as trustee (the “Trustee”), as supplemented and amended by a First Supplemental Indenture dated March 16, 2017 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), by and among the Company, Community Health Systems, Inc. (“Parent”), the other guarantors party thereto and the Trustee. The Notes are being guaranteed by the Oklahoma Subsidiary Guarantors pursuant to the guarantee included in the Indenture (the “Guarantee”).

In rendering the opinions in this letter, we have examined and relied on originals or copies (certified or otherwise identified to our satisfaction) of the Indenture, and such corporate and limited liability company records, agreements, organizational documents, and other instruments, and such certificates or comparable documents of public officials and of officers, directors, managers and member or shareholder of the Oklahoma Subsidiary Guarantors, and have made such inquiries of such officers and representatives, as we have deemed relevant and necessary as a basis for the opinions.

In rendering the opinions, we have, with your consent, relied only upon examination of the documents described above and have made no independent verification or investigation of the factual matters stated in the documents and this letter. We did not participate in the negotiation or preparation of the Indenture and have not advised the Issuers or the Oklahoma Subsidiary Guarantors with respect to such documents or transactions contemplated thereby.

In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or copies and the authenticity of the originals of such copies. As to all questions of fact material to the opinions expressed in this letter, we have relied upon certificates or comparable documents of officers, directors, managers, and member or shareholder of the Oklahoma Subsidiary Guarantors and have assumed that such matters remain true and correct through the date hereof.

Based on the foregoing, and subject to the assumptions, limitations, and qualifications in this letter, we are of the opinion that:

1. Each of the Oklahoma Subsidiary Guarantors is validly existing under the laws of the State of Oklahoma.

2. Each of the Oklahoma Subsidiary Guarantors has the requisite corporate or limited liability company power and authority to execute, deliver, and perform its obligations under the Indenture (including the Guarantee therein).

3. The execution and delivery by each Oklahoma Subsidiary Guarantor of the Indenture (including the Guarantee therein) and the performance by each Oklahoma Subsidiary Guarantor of its obligations thereunder have been duly authorized by all requisite corporate or company action on the part of each Oklahoma Subsidiary Guarantor.

4. The Indenture (including the Guarantee therein) has been duly executed and delivered by each Oklahoma Subsidiary Guarantor.

The opinions expressed in this letter are limited in all respects to the laws of the State of Oklahoma as in effect on the date of this letter. We express no opinion as to the laws of any other jurisdiction.

The opinion in 1 above is based solely on our review of certificates of good standing and copies of the certificate of incorporation, bylaws, certificate of limited liability company, and articles of organization for the Oklahoma Subsidiary Guarantors as certified by the Oklahoma Secretary of State or the Secretary of the applicable Oklahoma Subsidiary Guarantor, as the case may be.

We have assumed that Kay County Hospital Corporation is a wholly owned subsidiary of Parent and the execution, delivery, and performance of the Guarantee is necessary or convenient to the conduct, promotion, or attainment of the business of Kay County Hospital Corporation. We have also assumed that each Oklahoma Subsidiary Guarantor has physically delivered the executed Indenture without condition and with the intention to be immediately bound by it.

The qualifications, limitations, assumptions, and exceptions in this letter are material to the opinions expressed in this letter, and the inaccuracy of any assumptions could render these opinions inaccurate.

We have prepared this opinion letter in accordance with customary practice for the preparation and interpretation of opinions of this type. We have assumed, and your acceptance of this letter shall confirm, that you (alone or with your counsel) are familiar with this customary practice.

We consent to the filing of this opinion letter as an exhibit to Parent’s Current Report on Form 8-K relating to the Notes and the Guarantee and to the reference to our firm under the heading “Legal Matters” included in or made part of the registration statement on Form S-3 (No. 333-203918) filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2015, as amended by the post-effective amendment No. 1 filed with the Commission on March 3, 2017. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ McAfee & Taft A Professional Corporation

Schedule I

Oklahoma Subsidiary Guarantors

Clinton HMA, LLC

Kay County Hospital Corporation

Kay County Oklahoma Hospital Company, LLC

Marshall County HMA, LLC

Mayes County HMA, LLC

Seminole HMA, LLC